Mail Stop 4561

June 11, 2009

John J. Wilk
Chief Financial Officer
TransNet Corporation
45 Columbia Road
Branchburg, NJ 08876-3576

      Re: TransNet Corporation
             Form 10-K for Fiscal Year Ended June 30, 2008
             File No. 000-08693

Dear Mr. Wilk:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Craig Wilson
                Sr. Asst. Chief Accountant